

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 26, 2010

<u>Via U.S. Mail and Facsimile to 937-964-8961</u>

Gary L. Wade
President and Chief Executive Officer
AdCare Health Systems, Inc.
5057 Troy Road
Springfield, OH 45502

> **Re: AdCare Health Systems, Inc.
> Form 10-K for the fiscal year ended December 31, 2009
> Filed March 31, 2010
> File No. 001-33135**

Dear Mr. Wade:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Kathleen Krebs
for Larry Spirgel
Assistant Director